UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pagaya Technologies Ltd.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title of Class of Securities)

M7S64L115
(CUSIP Number)

Diane Liang and Toh Tze Meng
c/o GIC Private Limited
168, Robinson Road
#37-01, Capital Tower
Singapore 068912
+65 6889 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2023**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Amendment No. 1 to Schedule 13D is being filed solely to add certain warrants held directly by Radiance Star, which were inadvertently omitted from the original Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115	SCHEDULE 13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
48,510,217 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
48,510,217 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,510,217 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This number includes an aggregate of 2,640,000 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants (as defined herein), which are not vested and exercisable until June 1, 2026 (when approximately 1/3 are vested and become exercisable), June 1, 2027 (when an additional approximately 1/3 are vested and become exercisable) and June 1, 2028 (when the remaining approximately 1/3 are vested and become exercisable), and an aggregate of approximately 3,002,783 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, and excludes approximately 112,861 Shares underlying Series E Warrants.
(2) Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on December 6, 2022, plus (ii) an aggregate of 2,640,000 Shares the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 3,002,783 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC Asset Management Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,488,865 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,488,865 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,488,865 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This number includes an aggregate of 2,640,000 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, which are not vested and exercisable until June 1, 2026 (when approximately 1/3 are vested and  become exercisable), June 1, 2027 (when an additional approximately 1/3 are vested and  become exercisable) and June 1, 2028 (when the remaining approximately 1/3 are vested and  become exercisable), and an aggregate of approximately 2,627,388 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, and excludes approximately 98,660 Shares underlying Series E Warrants.
(2) Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on December 6, 2022, plus (ii) an aggregate of 2,640,000 Shares the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 2,627,388 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Radiance Star Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,488,865 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,488,865 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,488,865 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This number includes an aggregate of 2,640,000 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, which are not vested and  exercisable until June 1, 2026 (when approximately 1/3 are vested and  become exercisable), June 1, 2027 (when an additional approximately 1/3 are vested and  become exercisable) and June 1, 2028 (when the remaining approximately 1/3 are vested and  become exercisable), and an aggregate of approximately 2,627,388 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, and excludes approximately 98,660 Shares underlying Series E Warrants.
(2) Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on December 6, 2022, plus (ii) an aggregate of 2,640,000 Shares the Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and (iii) an aggregate of approximately 2,627,388 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, each of (ii) and (iii) which has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 5 of 7 Pages
Explanatory Note:  This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend and supplement the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 31, 2023 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of Class A Ordinary Shares, no par value (the “Shares”), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Issuer”).

This Amendment No. 1 is being filed solely to add certain warrants held directly by Radiance Star, which were inadvertently omitted from the Original 13D.

Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 19, 2023, Radiance Star acquired warrants to purchase 2,640,000 Shares at an exercise price of $0.01 per Share (the “Radiance Star Class A Warrants”) from the Issuer. The Radiance Star Class A Warrants vest in approximately equal increments on each of June 1, 2026, 2027 and 2028, subject to Radiance Star acquiring a certain amount of securities from the Issuer during each one-year vesting period, as set forth in the terms of the Radiance Star Class A Warrant. The Radiance Star Class A Warrants may be net exercised.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 6 of 7 Pages
Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Calculations of the percentage of Shares beneficially owned are calculated in accordance with Rule 13d-3 and are based on a total of 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on December 6, 2022, plus an aggregate of 2,640,000 Shares that each Reporting Person has the right to acquire upon the vesting and exercise of the Radiance Star Class A Warrants, and, for the purpose of calculating the beneficial ownership percentage of each of GAM and Radiance Star, an aggregate of 2,627,388 Shares that each of GAM and Radiance Star has the right to acquire upon the vesting and exercise of Series D Warrants held directly by Radiance Star, and, for the purpose of calculating GIC’s beneficial ownership, an aggregate of 3,002,783 Shares that GIC has the right to acquire upon the vesting and exercise of Series D Warrants held directly by Coral Blue or Radiance Star.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Radiance Star holds directly (i) 39,221,477 Shares, (ii) 14,061 unvested Series D Warrants, which represent the right to purchase approximately 2,627,388 Shares, subject to the vesting terms described in Item 3 of the Original 13D, and (iii) the Radiance Star Class A Warrants, which represent the right to purchase 2,640,000 Shares, subject to the vesting terms described in Item 3 of this Amendment No. 1.  Radiance Star also holds directly 528 unvested Series E Warrants, which represent the right to purchase approximately 98,660 Shares, subject to the vesting terms described in Item 3 of the Original 13D which are outside of the Reporting Persons’ control; such Shares are excluded from the amount of Shares reported as beneficially owned directly by Radiance Star and indirectly by GAM and GIC.

Coral Blue holds directly 3,645,957 Shares and 2,009 unvested Series D Warrants, which represent the right to purchase approximately 375,395 Shares, subject to the vesting terms described in Item 3 of the Original 13D.  Coral Blue also holds directly 76 unvested Series E Warrants, which represent the right to purchase approximately 14,201 Shares, subject to the vesting terms described in Item 3 of the Original 13D which are outside of the Reporting Persons’ control; such Shares are excluded from the amount of Shares reported as beneficially owned indirectly by GIC.

GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore.  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves.

GAM is a wholly owned subsidiary of GIC and is the public equity investment arm of GIC.  Radiance Star shares the power to vote and the power to dispose of Shares held directly by it with GAM.

GIC SI is wholly owned by GIC and is the private equity investment arm of GIC.  Coral Blue shares the power to vote and the power to dispose of securities held directly by it with GIC SI and GIC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a “group,” and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons disclosed in this Schedule 13D constitute a “group.”

(c) The response to Item 3 of the Original 13D, as amended by this Amendment No. 1, is incorporated by reference herein. Except as described in the Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Shares during the past 60 days.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By: /s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President
Date: April 17, 2023

By: /s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President
Date: April 17, 2023

GIC ASSET MANAGEMENT PTE. LTD.

By: /s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director
Date: April 15, 2023

RADIANCE STAR PTE. LTD.

By: /s/ Daniel Loo
Name: Daniel Loo
Title: Director
Date: April 15, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).